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                                                              File No. 069-00507

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935
                      To Be Filed Annually Prior to March 1

                        Wisconsin Electric Power Company
                                (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          Wisconsin Electric Power Company, a Wisconsin corporation ("Wisconsin Electric"), located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a public utility company that generates, distributes, and sells electric energy at retail to over one million customers in a territory with an estimated population of 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Wisconsin Electric also sells electric energy at wholesale. In addition, Wisconsin Electric purchases, distributes and sells natural gas to over 400,000 retail customers and transports customer-owned gas in three distinct service areas in Wisconsin.

     Subsidiaries of Wisconsin Electric consist of the following:

               (a) ATC Management Inc., a Wisconsin corporation, located at N16 W23217 Stone Ridge Drive, P.O. Box 47, Waukesha, Wisconsin 53187 is an electric utility company that operates and owns an undivided 1/1,000,000 shares in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the manger of American Transmission Company LLC. At December 31, 2002, Wisconsin Electric held a 42.6% ownership interest in ATC Management Inc.

               (b) American Transmission Company LLC, a Wisconsin limited liability company, located at N16 W23217 Stone Ridge Drive, P.O. Box 47, Waukesha, Wisconsin 53187, is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly

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          owned with ATC Management, Inc. At December 31, 2002, Wisconsin
          Electric held a 37.3% interest in American Transmission Company LLC.

               (c) BOSTCO, LLC, a Wisconsin limited liability company, located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a company formed for the purpose of acquiring, owning, renovating, and leasing space at a building located at 331 West Wisconsin Avenue in Milwaukee, Wisconsin. At December 31, 2002, Wisconsin Electric held a 100% ownership interest in BOSTCO, LLC.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Wisconsin Electric owns the following generating plants with the indicated net dependable capability in December 2002:

          Point Beach (Wisconsin): two nuclear electric generating units with a combined net capability of 1,022 megawatts.

          Oak Creek (Wisconsin): four coal-fired electric generating units with a combined net capability of 1,139 megawatts.

          Presque Isle (Michigan): nine coal-fired electric generating units with a combined net capability of 618 megawatts.

          Pleasant Prairie (Wisconsin): two coal-fired electric generating units with a combined net capability of 1,234 megawatts.

          Port Washington (Wisconsin): four coal-fired electric generating units with a combined net capability of 305 megawatts.

          Valley (Wisconsin): two coal-fired electric generating units with a combined net capability of 227 megawatts.

          Edgewater (Wisconsin): a 25% undivided interest (equivalent to a net capability of 102 megawatts) in one coal-fired unit, operated by a nonaffiliated utility.

          Concord (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 376 megawatts.

                                        2

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          Paris (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 400 megawatts.

          Milwaukee County (Wisconsin): three coal-fired electric generating units with a combined net capability of 11 megawatts.

          Germantown (Wisconsin): five oil and gas-fired combustion turbine generating units with a combined net capability of 345 megawatts.

          Miscellaneous (Wisconsin and Michigan): fourteen hydro plants with an aggregate net capability of 57 megawatts, and six smaller combustion turbines and diesel units and two wind turbines with a combined net capability of 62 megawatts.

          At December 31, 2002, Wisconsin Electric was operating 21,906 pole miles of electric overhead distribution lines and 19,255 miles of underground distribution cable.

          At December 31, 2002, Wisconsin Electric gas distribution system included approximately 8,400 miles of mains located in Wisconsin connected to the pipeline transmission systems of ANR Pipeline Company, Natural Gas Pipeline Company of America, Northern Natural Gas Company, and Great lakes Transmission Company. Wisconsin Electric also owns a liquefied natural gas storage plant located in Wisconsin that converts and stores in liquefied form natural gas received during periods of low consumption, as well as propane tanks located in Wisconsin for peaking purposes.

          ATC Management Inc. owns an undivided 1/1,000,000 interest and American Transmission Company LLC owns the remaining interest in a grid of transmission facilities located in Wisconsin, a portion of the Upper Peninsula of Michigan, and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin the transmission facilities consist of approximately 7,116 circuit miles of transmission lines with ratings from 69 KV to 345 KV plus associated substations and real property interests. The two companies also own approximately 1,772 circuit miles of transmission facilities in Michigan and 12 circuit miles of transmission facilities in Illinois.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                        3

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              (i)   Wisconsin Electric:

                        30,378,211,000 kwh. of electric energy
                            89,002,000 Mcf. of natural or manufactured gas

              (ii)  ATC Management Inc.:

                        None.

              (iii) American Transmission Company LLC:

                        None.

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              (i)   Wisconsin Electric:

                        2,711,308,000 kwh. of electric energy
                                    0 Mcf. of natural or manufactured gas

              (ii)  ATC Management Inc.:

                        None.

              (iii) American Transmission Company LLC:

                        None.

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized , or at the State line.

              (i)   Wisconsin Electric:

                        1,030,762,000 kwh. of electric energy
                           12,599,626 Mcf. of natural or manufactured gas

              (ii)  ATC Management Inc.:

                        None.

              (iii) American Transmission Company LLC:

                        None.

                                        4

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          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              (i)   Wisconsin Electric:

                        3,102,897,000 kwh. of electric energy
                           66,892,866 Mcf. of natural or manufactured gas

              (ii)  ATC Management Inc.:

                        None.

              (iii) American Transmission Company LLC:

                        None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              Neither Wisconsin Electric, ATC Management Inc., nor American Transmission Company LLC hold an interest, directly or indirectly, in an EWG or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

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          None.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

                                    WISCONSIN ELECTRIC POWER COMPANY



                                    By: /s/ Larry Salustro
                                        -------------------------------------
                                        Larry Salustro, Senior Vice President
                                        and General Counsel

                                        6

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                                    EXHIBIT A

                        WISCONSIN ELECTRIC POWER COMPANY
                                INCOME STATEMENTS
                             Year Ended December 31

                                                             Wisconsin
                                                              Electric         Bostco LLC     Eliminations    Consolidated
                                                                2002              2002             2002            2002
                                                                                 (Millions of Dollars)
Operating Revenues
     Electric                                                $  1,884.6         $        -     $        -      $  1,884.6
     Gas                                                          389.8                  -              -           389.8
     Steam                                                         21.5                  -              -            21.5
                                                             ----------         ----------     ----------      ----------
          Total Operating Revenues                              2,295.9                  -              -         2,295.9

Operating Expenses
     Fuel and purchased power                                     493.9                  -              -           493.9
     Cost of gas sold                                             240.8                  -              -           240.8
     Other operation and maintenance                              736.3                  -              -           736.3
     Depreciation, decommissioning
       and amortization                                           267.9                  -              -           267.9
     Property and revenue taxes                                    71.7                  -              -            71.7
                                                             ----------         ----------     ----------      ----------
          Total Operating Expenses                              1,810.6                  -              -         1,810.6
                                                             ----------         ----------     ----------      ----------

Operating Income                                                  485.3                  -              -           485.3

Other Income and Deductions
     Interest Income                                                2.1                  -              -             2.1
     Allowance for other funds
       used during construction                                     3.5                  -              -             3.5
     Equity in earnings of unconsolidated affiliates               20.4                  -              -            20.4
     Other                                                         (2.1)               0.4              -            (1.7)
                                                             ----------         ----------     ----------      ----------
          Total Other Income and Deductions                        23.9                0.4              -            24.3

Financing Costs
     Interest expense                                              93.9                1.0              -            94.9
     Allowance for borrowed funds
       used during construction                                    (1.7)              (0.5)             -            (2.2)
                                                             ----------         ----------     ----------      ----------
          Total Financing Costs                                    92.2                0.5              -            92.7
                                                             ----------         ----------     ----------      ----------

Income Before Income Taxes                                        417.0               (0.1)             -           416.9

Income Taxes                                                      160.6               (2.9)             -           157.7

                                                             ----------         ----------     ----------      ----------
Net Income                                                        256.4                2.8              -           259.2

Preferred Stock Dividend Requirement                                1.2                  -              -             1.2
                                                             ----------         ----------     ----------      ----------

Earnings Available for Common
  Stockholder                                                $    255.2         $      2.8     $        -      $    258.0
                                                             ==========         ==========     ==========      ==========

                                       A-1

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                        WISCONSIN ELECTRIC POWER COMPANY
                                 BALANCE SHEETS
                                   December 31

                                     ASSETS

                                                     Wisconsin
                                                     Electric         Bostco LLC      Eliminations       Consolidated
                                                       2002              2002             2002               2002
                                                                         (Millions of Dollars)
Property, Plant and Equipment
   Electric                                         $  5,297.2        $        -       $      -          $   5,297.2
   Gas                                                   623.5                 -              -                623.5
   Steam                                                  68.5                 -              -                 68.5
   Common                                                346.5                 -              -                346.5
   Other                                                   8.7              22.3              -                 31.0
                                                    ----------        ----------       --------          -----------
                                                       6,344.4              22.3              -              6,366.7
   Accumulated Depreciation                           (3,343.8)             (0.2)                           (3,344.0)
                                                    ----------        ----------       --------          -----------

                                                       3,000.6              22.1              -              3,022.7
   Construction work in progress                         180.0               8.8              -                188.8
   Leased facilities, net                                110.3                 -              -                110.3
   Nuclear fuel, net                                      63.2                 -              -                 63.2
                                                    ----------        ----------       --------          -----------
      Net Property, Plant and Equipment                3,354.1              30.9              -              3,385.0

Investments
   Nuclear decommissioning trust fund                    550.0                 -              -                550.0
   Investment in ATC                                     130.9                 -              -                130.9
   Other                                                   9.3                 -           (3.0)                 6.3
                                                    ----------        ----------       --------          -----------
      Total Investments                                  690.2                 -           (3.0)               687.2

Current Assets
   Cash and cash equivalents                              13.3                 -              -                 13.3
   Accounts receivable, net of allowance for
     doubtful accounts of $30.2                          246.4               0.2              -                246.6
   Other accounts receivable                                 -                 -              -                    -
   Accrued revenues                                      147.8                 -              -                147.8
   Materials, supplies and inventories                   244.5                 -              -                244.5
   Prepayments                                            72.4                 -              -                 72.4
   Deferred income taxes                                  38.3                 -              -                 38.3
   Other                                                   3.6                 -              -                  3.6
                                                    ----------        ----------       --------          -----------
      Total Current Assets                               766.3               0.2              -                766.5

Deferred Charges and Other Assets
   Deferred regulatory assets                            458.5                 -              -                458.5
   Other                                                  35.1                 -              -                 35.1
                                                    ----------        ----------       --------          -----------
      Total Deferred Charges and Other Assets            493.6                 -              -                493.6
                                                    ----------        ----------       --------          -----------

Total Assets                                        $  5,304.2        $     31.1       $   (3.0)         $   5,332.3
                                                    ==========        ==========       ========          ===========

                                       A-2

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                        WISCONSIN ELECTRIC POWER COMPANY
                                 BALANCE SHEETS
                                   December 31

                         CAPITALIZATION AND LIABILITIES

                                                               Wisconsin
                                                               Electric         Bostco LLC      Eliminations       Consolidated
                                                                 2002              2002             2002               2002
                                                                                   (Millions of Dollars)
Capitalization
      Common Equity                                         $     2,049.9      $       3.0      $       (3.0)      $     2,049.9
      Preferred Stock                                                30.4                -                 -                30.4
      Long-term debt                                              1,431.2              1.2                 -             1,432.4
                                                            -------------      -----------      ------------       -------------
           Total Capitalization                                   3,511.5              4.2              (3.0)            3,512.7

Current Liabilities
      Long-term debt due currently                                   27.0                -                 -                27.0
      Short-term debt                                               331.7             23.1                 -               354.8
      Accounts payable                                              192.4              1.2                 -               193.6
      Payroll and vacation accrued                                   62.1                -                 -                62.1
      Taxes accrued - income and other                              109.7              0.4                 -               110.1
      Interest accrued                                               16.5                -                 -                16.5
      Deferred income taxes                                             -                -                 -                   -
      Other                                                          72.8              2.1                 -                74.9
                                                            -------------      -----------      ------------       -------------
           Total Current Liabilities                                812.2             26.8                 -               839.0

Deferred Credits and Other Liabilities
      Accumulated deferred income taxes                             430.5                -                 -               430.5
      Accumulated deferred investment tax credits                    65.8                -                 -                65.8
      Deferred regulatory liabilities                               157.5                -                 -               157.5
      Minimum pension liability                                     163.6                -                 -               163.6
      Other                                                         163.2                -                 -               163.2
                                                            -------------      -----------      ------------       -------------
           Total Deferred Credits and Other Liabilities             980.6                -                 -               980.6

Commitments and Contingencies                                           -                -                 -                   -

Total Capitalization and Liabilities                        $     5,304.3      $      31.0      $       (3.0)      $     5,332.3
                                                            =============      ===========      ============       =============

                        WISCONSIN ELECTRIC POWER COMPANY
                           RETAINED EARNINGS STATEMENT
                                   December 31

                                                 Wisconsin
                                                  Electric          Bostco LLC     Eliminations      Consolidated
                                                    2002               2002            2002              2002
                                                                        (Millions of Dollars)
Retained Earnings - 12/31/01                   $      1,116.5    $         0.1    $         (0.1)   $      1,116.5
     Net income                                         259.2              2.8              (2.8)            259.2
                                               --------------    -------------    --------------    --------------
          Comprehensive Income                          259.2              2.8              (2.8)            259.2
     Cash dividends
      Common stock                                     (179.6)               -                 -            (179.6)
      Preferred stock                                    (1.2)               -                 -              (1.2)

                                               --------------    -------------    --------------    --------------
Retained Earnings - 12/31/02                   $      1,194.9    $         2.9    $         (2.9)   $      1,194.9

                                       A-4

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                                    EXHIBIT B

                                 Not Applicable.